EXHIBIT 99.1

Norsk Hydro: Organizational and Leadership Changes to Execute Strategic Shift

OSLO, Norway, Jan. 31, 2006 (PRIMEZONE) -- Hydro divides Aluminium into two separate business areas to ensure effective execution of the strategic shift that includes repositioning upstream and urgent measures to increase profitability and ensure cash generation downstream.

Executive Vice President Jon-Harald Nilsen will head the Aluminium Metals business area, which includes the Primary Metal and Metal Products sectors. Svein Richard Brandtzaeg takes on a new position as Executive Vice President of the Aluminium Products business area, which includes Automotive, Extrusion and Rolled Products.

Brandtzaeg joins Hydro's Corporate Management Board on February 1 and will report to Hydro's President and CEO, Eivind Reiten. Brandtzaeg has held several international leadership positions within Aluminium, most recently as head of Rolled Products based in Cologne, Germany.

"The challenges in Aluminium require strengthened management focus both in the Metals and Products areas in order for us to deliver the announced roadmap to increased profitability. Jon-Harald Nilsen and his team will concentrate on repositioning our upstream operations to enhance our smelter portfolio while Svein Richard Brandtzaeg and his team will concentrate on delivering continued improvements and cash generation downstream as announced on Hydro's Capital Markets Day in December," says Eivind Reiten.

Sector leaders within each Aluminium business area will report to Jon-Harald Nilsen and Svein Richard Brandtzaeg, respectively.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

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         Idar Eikrem
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         Norsk Hydro ASA
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         Norway
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